EXHIBIT 99.1

FOR IMMEDIATE RELEASE

TONGXIN INTERNATIONAL TO HOST CONFERENCE CALL

Call Scheduled for Tuesday, March 22, 2011, at 8:00 AM Eastern Daylight Time

CHANGSHA, China, March 17, 2011- Tongxin International, Ltd. (Pink Sheets: TXIC), a China-based manufacturer of engineered vehicle body structures (“EVBS”) and stamped parts for the commercial automotive industry, announced today that a conference call has been scheduled for Tuesday, March 22th, 2011 at 8:00 A.M. Eastern Daylight Time.  The purpose of the call is to discuss the Company’s recently filed 6K as well as recent Company developments, and will include Q & A. William E. Zielke, CEO, will present opening remarks and Thomas Chang, VP of Finance, will conduct the call and answer questions from participants.

Domestic participants may dial (888) 567-1602 and international participants may dial (201) 604-5049 or toll free 800-4747-4646 to listen to the live broadcast. Additionally, a live webcast will be available.  Please visit http://www.visualwebcaster.com/event.asp?id=77626 Persons unable to participate during the live session may listen to a recorded playback of the conference call by dialing 888-632-8973 domestically and 201-499-0429 internationally. The code for playback is (82870613) followed by the # sign.

About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments.  The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process.  EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.  Tongxin International Ltd. maintains a network of over 130 customers throughout 20 provinces in China and exports to Viet Nam.  Headquartered in Changsha, the Company also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

Forward- Looking Statements
Statements contained in this press release, which are not historical fact, constitute Forward-Looking Statements. Actual results may differ materially due to numerous important factors that are described in Tongxin International Ltd.'s reports to the SEC, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International Ltd. does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

CONTACT:
Investor Relations
Stanley Wunderlich
Consulting For Strategic Growth 1, Ltd.
Tel: 1-800-625-2236 ext. 7770
Email: info@cfsg1.com
Website: www.cfsg1.com